March 21, 2006 Via Federal Express	Michael J. Gamsky Michael.Gamsky@hellerehrman.com Direct +1.206.389.4245 Direct Fax +1.206.515.8988

Mr. John Stickel
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Long Beach Securities Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 21, 2006
File No. 333-131252

Dear Mr. Stickel:

On behalf of Long Beach Securities Corp. (the “Depositor”), this letter responds to your letter dated February 15, 2006 (the “Comment Letter”) providing comments on the Form S-3 Registration Statement (the “Registration Statement”) filed on January 24, 2006.

We enclose with this letter two sets of clean and blacklined versions of Amendment No. 1 to the Registration Statement.

For your convenience, each comment from the Comment Letter has been reproduced below, followed by the Depositor’s response to such comment.

Registration Statement on Form S-3

General

Comment 1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Heller Ehrman LLP   701 Fifth Avenue, Suite 6100   Seattle, WA 98104-7098   www.hellerehrman.com

Anchorage    Beijing    Hong Kong    Los Angeles    Madison, WI    New York    San Diego    San Francisco   Seattle   Silicon Valley    Singapore    Washington, D.C.

HellerEhrmanLLP	March 21, 2006 Page 2

Response 1.

In response to the first part of this comment, we note that the Depositor or any issuing entity previously established, directly or indirectly, by the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. In response to the second part of this comment, we note that no affiliate of the Depositor has offered a class of asset-backed securities involving the same asset class as this offering, sub-prime residential mortgage loans.

Comment 2.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response 2.

The Depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

Comment 3.

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response 3.

The Depositor confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

HellerEhrmanLLP	March 21, 2006 Page 3

Comment 4.

We note that your base prospectus contemplates both residential and commercial mortgage loans. Please note that a separate base prospectus is required if multiple asset types may be securitized in “discrete pools” in takedowns under the registration statement, unless there is a principal asset class with additional classes limited to 10% of the pool for any particular takedown. Please advise and revise if necessary. Refer to Section III.A.3.b of the Regulation AB Adopting Release (Release No. 33-8518).

Response 4

The Depositor does not currently anticipate that commercial mortgage loans will be included in any asset pool. The Depositor acknowledges that a separate base prospectus is required if multiple asset types may be securitized in “discrete pools” in takedowns under the registration statement, unless there is a principal asset class with additional classes limited to 10% of the pool for any particular takedown.

Prospectus Supplements

Cover Page

Comment 5.

Please revise the second paragraph on the left in each prospectus supplement, to ensure that they accurately reflect the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the “issuing entity.” Please also make this change to the What You Own sections of the summary in each prospectus supplement, and throughout the prospectuses.

Response 5.

The second paragraph on the left in each prospectus supplement has been revised in response to this comment. Each prospectus supplement and the prospectus have been revised throughout to clarify that securities represent the obligations of the “issuing entity”.

HellerEhrmanLLP	March 21, 2006 Page 4

Description of the Certificates, page S-70
Credit Enhancement, page S-77

Comment 6.

Please confirm that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits. Refer to Item 1114(a), Instruction 1, and Item 1115(a)(5).

Response 6.

The Depositor confirms that it will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits.

Comment 7.

Please include bracketed language to show that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if an entity is liable or contingently liable to provide payments representing 10% or more of the cash flow supporting any offered class.

Response 7.

Bracketed language has been added to each prospectus supplement in response to this comment.

The Cap Provider, page S-85

Comment 8.

Please include bracketed language to show that you will disclose financial information if the aggregate significance percentage related to any entity or group of affiliated entities is 10% or more. Refer to Item 1115(b) of Regulation AB.

Response 8.

Bracketed language has been added to each prospectus supplement in response to this comment.

HellerEhrmanLLP	March 21, 2006 Page 5

Appendix A, page A-1

Comment 9.

We suggest explicitly incorporating the Appendices into the text to remove any misunderstanding that they are not part of the prospectus supplement.

Response 9.

Please note that under the captions The Mortgage Pool—Criteria for Selection of Mortgage Loans and Yield, Prepayment and Maturity Considerations—Weighted Average Lives, the Appendices are explicitly incorporated into the text by reference. The page numbering of the Appendices has been revised to be the same as that of the prospectus supplement.

Exhibit 5.1

Comment 10.

Please revise to remove the word “solely” from the first sentence of the final paragraph, to delete the second sentence, and to either delete the third sentence or refile the opinion dated the date of effectiveness.

Response 10.

Exhibit 5.1 has been revised in response to this comment.

Exhibit 8.1

Comment 11.

Please revise to explicitly adopt the discussion in the text as your opinion, rather than merely say it’s an accurate discussion.

Response 11.

Exhibit 8.1 has been revised in response to this comment.

HellerEhrmanLLP	March 21, 2006 Page 6

Base Prospectus

Part II

Undertakings

Comment 12.

Please provide the new undertakings required under Securities Act Reform. Refer to Item 512(a) of Regulation S-K.

Response 12.

The undertakings in Part II of the Form S-3 Registration Statement have been revised in response to this comment.

Please direct comments and questions to the undersigned at 206-389-4245 or to Trevor Livingston at 206-389-6126.

Sincerely,

/s/ Michael J. Gamsky

Michael J. Gamsky